

Mail Stop 4628

June 22, 2016

<u>Via E-mail</u>
Chris Kennedy
Chief Financial Officer
ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ, England

      Re: ARM Holdings plc
             Form 20-F for Fiscal Year Ended December 31, 2015
             Filed February 18, 2016
             File No. 0-29644

Dear Mr. Kennedy

      We refer you to our comment letter dated May 18, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

        Philip Davis
        General Counsel and Secretary
        ARM Holdings plc